Vornado Realty Trust
210 Route 4 East
Paramus, NJ 07652-0910
Tel 201 587-1000
Fax 201 587-0600

May 4, 2007

Via EDGAR

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, DC 20549

Re:	Vornado Realty Trust

Form 10-K for the year ended December 31, 2006

Filed 2/27/07

File No. 1-11954

Ladies and Gentlemen:

Please find herein our response to the letter, dated April 30, 2007, from Mr. Daniel L. Gordon of the Staff (the “Staff”) of the Securities and Exchange Commission to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust. For your convenience, we have included the Staff’s comment before our response.

Securities and Exchange Commission	-2-

Vornado Realty Trust Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 131

Note 6. Investments in Partially Owned Entities, page 152

1. We have read and reviewed your responses to comments 1 and 2. As we previously requested in comment 2 of our March 30, 2007 comment letter please advise us of your basis in GAAP for the accounting treatment of your investment in AmeriCold by referencing the appropriate accounting literature. Please tell us how receiving the right to appoint three of the five members of AmeriCold’s Board of Trustees enables you to control AmeriCold. Also, address the voting rights with respect to major decisions as it relates to the ownership subsequent to November 18, 2004. We may have further comment.

Response:

We note for the information of the Staff that the basis in GAAP on which we concluded to consolidate our investment in AmeriCold beginning on November 18, 2004, was ARB 51, Consolidated Financial Statements (“ARB 51”). In accordance with ARB 51, consolidation is required when an entity “directly or indirectly has a controlling financial interest,” which is usually evidenced by a majority voting interest. Because effective November 18, 2004, we have the right to appoint three out of the five Board of Trustee members (which we have done and continues as the present composition of the Board of Trustees), and the Board of Trustees has the authority to make substantially all decisions with respect to managing and operating AmeriCold, we concluded that we had a majority voting interest and therefore a controlling financial interest. Furthermore, the shareholders of AmeriCold do not have the power to block the actions of the Board of Trustees by voting their shares, other than with respect to an issuance of equity and those matters required to be approved by shareholders under Maryland law (such as a merger, liquidation, or sale of substantially all of AmeriCold’s assets).

Securities and Exchange Commission	-3-

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Very truly yours,
/s/ Alan J. Rice
Alan J. Rice
Corporation Counsel

cc:	Daniel L. Gordon

Kristi Marrone

(Securities and Exchange Commission)

Steven Roth

Joseph Macnow

(Vornado Realty Trust)